SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                (Amendment No. 2)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                       Accredited Home Lenders Holding Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00437P107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 6, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [_] Rule 13d-1(b)

            [X] Rule 13d-1(c)

            [_] Rule 13d-1(d)


----------
   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00437P107
-------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Second Curve Capital, LLC

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[_]
                                                                         (b)[X]

3.     SEC USE ONLY



4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER

       0

6.     SHARED VOTING POWER

       0

7.     SOLE DISPOSITIVE POWER

       0

8.     SHARED DISPOSITIVE POWER

       0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [_]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%

12.    TYPE OF REPORTING PERSON*

       OO

--------------------------------------------------------------------------------

CUSIP No. 00437P107
-------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Thomas K. Brown

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]

3.     SEC USE ONLY



4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER

       0

6.     SHARED VOTING POWER

       0

7.     SOLE DISPOSITIVE POWER

       0

8.     SHARED DISPOSITIVE POWER

       0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [_]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%

12.    TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------

CUSIP No. 00437P107
-------------------


Item 1(a).  Name of Issuer:

                 Accredited Home Lenders Holding Co.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                 15090 Avenue of Science
                 San Diego, California 92128
            --------------------------------------------------------------------


Item 2(a).  Name of Persons Filing:

                 Second Curve Capital, LLC
                 Thomas K. Brown
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                 Second Curve Capital, LLC
                 405 Lexington Avenue, 52nd Floor
                 New York, New York 10174

                 Thomas K. Brown
                 c/o Second Curve Capital, LLC
                 405 Lexington Avenue, 52nd Floor
                 New York, New York 10174
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                 Second Curve Capital, LLC - Delaware Limited Liability Company Thomas K. Brown - United States of America
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

                 Common Stock, $0.001 value
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                 00437P107
            --------------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) [_]  Broker or dealer registered under Section 15 of the Exchange
               Act.

      (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) [_] Investment company registered under Section 8 of the Investment Company Act.

      (e) [_]  An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

      (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.     Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

               Second Curve Capital, LLC - 0 shares
               Thomas K. Brown - 0 shares
            --------------------------------------------------------------------

      (b)   Percent of class:

               Second Curve Capital, LLC - 0%
               Thomas K. Brown - 0%
            --------------------------------------------------------------------

      (c)   Number of shares as to which Second Curve Capital, LLC has:

         (i)   Sole power to vote or to direct the vote:
               0 shares

         (ii)  Shared power to vote or to direct the vote:
               0 shares

         (iii) Sole power to dispose or to direct the disposition of:
               0 shares

         (iv)  Shared power to dispose or to direct the disposition of:
               0 shares

      (d)   Number of shares as to which Thomas K. Brown has:

         (i)   Sole power to vote or to direct the vote:
               0 shares

         (ii)  Shared power to vote or to direct the vote:
               0 shares

         (iii) Sole power to dispose or to direct the disposition of:
               0 shares

         (iv)  Shared power to dispose or to direct the disposition of:
               0 shares

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

            --------------------------------------------------------------------

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

               N/A
            --------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

               N/A
            --------------------------------------------------------------------

Item 8.     Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

               N/A
            --------------------------------------------------------------------

Item 9.     Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

               N/A
            --------------------------------------------------------------------

Item 10.    Certifications.

          By signing below we certify that, to the best of our belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 2007

(Date)

SECOND CURVE CAPITAL, LLC**

(Signature)

 By:  /s/ Thomas K. Brown
-----------------------------------
          (Name/Title)

  Thomas K. Brown, Managing Member

      /s/ Thomas K. Brown**
-----------------------------------
          Thomas K. Brown


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

** The reporting persons disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

                                                                       Exhibit A


                                    AGREEMENT


The undersigned agree that this Amendment No. 2 to Schedule 13G dated June 8, 2007 relating to the Common Stock, $0.001 par value of Accredited Home Lenders Holding Co. shall be filed on behalf of the undersigned.

      /s/ Thomas K. Brown
-----------------------------------
          Thomas K. Brown

 Second Curve Capital, LLC

 By:  /s/ Thomas K. Brown
-----------------------------------
  Thomas K. Brown, Managing Member





SK 21989 0003 781248